Exhibit 99.4

BURGER KING CORPORATION

Offer to Exchange

$800,000,000 9 7/8% Senior Notes due 2018

for

$800,000,000 9 7/8% Senior Notes due 2018, that have been registered under the Securities Act of 1933

Pursuant to the Prospectus, dated          , 2010

The Exchange Offer will expire at 12:00 midnight, New York City time, on [20 business days after commencement], 2010, unless extended. Tenders of Original Notes may be withdrawn at any time prior to 12:00 midnight, New York City time, on the expiration date.

          , 2010

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Your prompt action is requested. The Exchange Offer will expire at 12:00 midnight, New York City time, on [20 business days after commencement], 2010, unless extended, which we refer to as the expiration date in this letter. Original Notes (as defined below) tendered pursuant to the Exchange Offer may be withdrawn at any time prior to 12:00 midnight, New York City time, on the expiration date. Please furnish copies of the enclosed materials as quickly as possible to those of your clients for whom you hold Original Notes in your name or in the name of your nominee.

Burger King Corporation, which we refer to as BKC in this letter, is offering, upon and subject to the terms and conditions set forth in the prospectus, dated          , 2010 and the enclosed letter of transmittal to exchange in the Exchange Offer all of the outstanding unregistered $800,000,000 9 7/8% Senior Notes due 2018, which we refer to as the Original Notes, for registered $800,000,000 9 7/8% Senior Notes due 2018, which we refer to as the Exchange Notes. The Original Notes are, and the Exchange Notes will be, guaranteed, jointly and severally, on a senior unsecured by Burger King Holdings, Inc. (“Holdings”) and BK Acquisition, Inc., BK CDE, Inc., Burger King Interamerica, LLC, Burger King Sweden Inc., Distron Transportation Systems, Inc., Moxie’s, Inc., The Melodie Corporation, TPC Number Four, Inc. and TQW Company (collectively with Holdings, the “Guarantors”). In addition, the Original Notes are, and the Exchange Notes will be guaranteed by all of our future direct and indirect subsidiaries that borrow under or guarantee any obligation under the New Credit Facilities (as defined in the prospectus) or that guarantee our indebtedness or indebtedness of another guarantor. The Exchange Offer is being made in order to satisfy certain obligations of BKC and the Guarantors, contained in the Registration Rights Agreement, dated October 19, 2010, by and among BKC, the Guarantors and the several initial purchasers named therein.

We are requesting that you contact your clients for whom you hold Original Notes regarding the Exchange Offer. For your information and for forwarding to your clients for whom you hold Original Notes registered in your name or in the name of your nominee, or who hold Original Notes registered in their own names, we are enclosing the following documents:

1.	Prospectus, dated , 2010;

2.	The letter of transmittal for your use and for the information of your clients;

3.	A notice of guaranteed delivery to be used to accept the Exchange Offer if certificates for Original Notes are not immediately available or time will not permit all required documents to reach the exchange agent at or prior to 12:00 midnight, New York City time, on the expiration date or if the procedure for book-entry transfer cannot be completed at or prior to 12:00 midnight, New York City time, on the expiration date;

4.	A form of letter which may be sent to your clients for whose account you hold Original Notes registered in your name or the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Exchange Offer; and

5.	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

To participate in the Exchange Offer, a duly executed and properly completed letter of transmittal for Original Notes held in certificated form (or facsimile of the letter of transmittal) or an agent’s message instead of the letter of transmittal for Original Notes held in book-entry form, with any required signature guarantees and any other required documents, should be sent to the exchange agent, and certificates representing the Original Notes should be delivered to the exchange agent or the Original Notes should be tendered by the book-entry procedures described in the prospectus under “The Exchange Offer—Book-Entry Delivery Procedures for Tending Original Notes Held with DTC,” all in accordance with the instructions set forth in the letter of transmittal and the prospectus.

If a registered holder of Original Notes desires to tender Original Notes, but such Original Notes are not immediately available, or time will not permit such holder’s Original Notes or other required documents to reach the exchange agent at or prior to 12:00 midnight, New York City time, on the expiration date, or the procedure for book-entry transfer cannot be completed at or prior to 12:00 midnight, New York City time, on the expiration date, a tender may be effected by following the guaranteed delivery procedures described in the prospectus under the caption “The Exchange Offer—Guaranteed Delivery Procedures.”

BKC will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding the prospectus and the related documents to the beneficial owners of Original Notes held by them as nominee or in a fiduciary capacity. BKC will pay or cause to be paid all transfer taxes applicable to the exchange of Original Notes pursuant to the Exchange Offer, except as set forth in Instruction 6 of the letter of transmittal.

Any inquiries you may have with respect to the procedure for tendering Original Notes pursuant to the Exchange Offer, or requests for additional copies of the enclosed materials, should be directed to Wilmington Trust FSB, the exchange agent for the Exchange Offer, at its address and telephone number set forth on the front of the letter of transmittal.

Very truly yours,

Burger King Corporation

Nothing herein or in the enclosed documents shall constitute you or any person as an agent of BKC or the exchange agent, or authorize you or any other person to use any document or make any statements on behalf of either of them with respect to the Exchange Offer, except for statements expressly made in the prospectus or the letter of transmittal.

Enclosures